

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

John V. Whitman, Jr.
Chief Executive Officer and Chairman
GGTOOR, INC.
430 Walker Lane
Thomasville, Georgia, 31792

> **Re: GGTOOR, INC.**
> **Offering Statement on Form 1-A**
> **Filed April 7, 2022**
> **File No. 024-11856**

Dear Mr. Whitman:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed on April 7, 2022

We have a history of operating losses and we may need additional financing to meet our future long-term capital requirements., page 7

1. Please revise to update your disclosure. We note your reference to the year ended May 31, 2019.

Executive Compensation, page 25

2. Please update the executive compensation table with executive compensation for fiscal year 2021.

General

3. We note in your disclosure that the company is in negotiations with a Netherlands Corporation engaged in NTFs. Please clarify whether the references to NTFs are meant to

be references to NFTs, otherwise known as non-fungible tokens.

4. Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that wither have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. We note from your disclosure that you do not appear to have a business plan. Please provide us with a detailed analysis as to why you are eligible to conduct this offering under Regulation A.

5. You disclose that you may sell up to 250,000,000 shares at a price range of between $0.001 and $0.08 per share. We note that if the offering were fully subscribed at $0.08 per share it would equal $20 million. However, we also note you have issued common stock in the last year.   Please reduce the volume of securities you are offering if you have sold securities in the past year so you do not exceed the $20 million limit.   See Rule 251(a)(1).

6. We note that you have indicated in Part I that you do not intend to price this offering after qualification pursuant to Rule 253(b). You have also disclosed a price range of $0.001 to $0.08 on the cover page. Note that you use the midpoint of a price range in Part I, Item 4 of Form 1-A because you intend to price the offering after qualification. Please revise to make your disclosures consistent.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue, Staff Attorney at 202-551-6001 or Sherry Haywood, Staff Attorney at 202-551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing